UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) September 6, 2017

Home Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Louisiana	001-34190	71-1051785
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

503 Kaliste Saloom Road, Lafayette, Louisiana	70508
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (337) 237-1960

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 8.01	Other Events

Home Bancorp, Inc. (the “Company”) posted to its website, under the Investor Relations tab, a presentation which will be used by John W. Bordelon, President and Chief Executive Officer, and Joseph B. Zanco, Executive Vice President and Chief Financial Officer, in meetings with certain institutional investors and analysts on September 6, 2017 in Chicago, Illinois. The investor presentation is attached hereto pursuant to Regulation FD as Exhibit 99.1

Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements do not relate strictly to historical or current facts. Forward-looking statements reflect management’s current views and estimates of future economic circumstances, industry conditions, company performance and financial results. They often include the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors - many of which are beyond the control of the company - could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Forward-looking statements regarding the transaction are based upon currently available information.

Actual results could differ materially from those indicated in forward-looking statements. Among other factors, actual results may differ from those described in forward-looking statements due to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to obtain such approvals or satisfy such conditions; the anticipated benefits from the proposed transaction are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest rates, laws and regulations and their enforcement, and the degree of competition in the company’s markets; the ability to promptly and effectively integrate the businesses of the companies; the reaction of the companies' customers to the transaction; diversion of management time on merger-related issues; changes in asset quality and credit risk; the inability to sustain revenue and earnings; and competitive conditions.

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Home Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2016 and other reports filed with the SEC describe some additional factors which could cause actual conditions, events or results to differ significantly from those described in forward-looking statements.

Forward-looking statements speak only as of the date they are made. Copies of the Home Bancorp’s reports filed with the SEC are available in the Investor Relations section of its website, www.home24bank.com. Home Bancorp does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events.

Important Additional Information and Where to Find It

Home Bancorp intends to file with the SEC a Registration Statement on Form S-4 relating to the proposed Merger, which will include a prospectus for the issuance of shares of Home Bancorp’s common stock in the Merger as well as the joint proxy statement of Home Bancorp and St. Martin Bancshares for the solicitation of proxies from their respective shareholders for use at the meetings at which the merger will be considered. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF HOME BANCORP AND ST. MARTIN BANCSHARES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY HOME BANCORP WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the joint proxy statement/prospectus, as well as other filings containing information about Home Bancorp, may be obtained at the SEC’s website at http://www.sec.gov, when they are filed by Home Bancorp. You will also be able to obtain these documents, when they are filed, free of charge, from Home Bancorp under the Investor Relations section of its website, www.home24bank.com. In addition, copies of the joint proxy statement/prospectus can also be obtained, when it becomes available, free of charge by directing a request to Home Bancorp, Inc., Richard J. Bourgeois, Corporate Secretary, 503 Kaliste Saloom Road, Lafayette, Louisiana 70508, phone 337-237-1960, or by contacting Guy M. Labbe’, Chief Executive Officer, St. Martin Bancshares, Inc., 301 S. Main Street, Saint Martinville, Louisiana 70582, phone 337-394-7816.

Home Bancorp and St. Martin Bancshares and certain of their directors and executive officers may be deemed to be “participants” in the solicitation of proxies in connection with the proposed Merger. Information about the directors and officers of Home Bancorp is set forth in the proxy statement for Home Bancorp’s 2017 annual meeting of shareholders, as filed with the SEC on March 24, 2017. Information concerning the directors and officers of St. Martin Bancshares and other persons who may be deemed participants in the solicitation of proxies, will be set forth in the joint proxy statement/prospectus relating to the Merger, when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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ITEM 9.01	Financial Statements and Exhibits

(a)	Not applicable.
(b)	Not applicable.
(c)	Not applicable.
(d)	Exhibits

The following exhibit is filed herewith.

Exhibit Number	Description

99.1	Investor Presentation, dated September 6, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HOME BANCORP, INC.

Date: September 6, 2017	By:	/s/ John W. Bordelon
John W. Bordelon
President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Investor Presentation, dated September 6, 2017